Exhibit 2.1
EXECUTION VERSION

FIRST SUPPLEMENTAL INDENTURE
October 7, 2026
FIRST SUPPLEMENTAL INDENTURE, dated as of October 7, 2026 (this “Supplemental Indenture”), by and between Coeur Mining, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H
WHEREAS, the Company and the Guarantors party thereto have heretofore executed and delivered to the Trustee an indenture, dated as of April 22, 2026 (the “Indenture”), providing for the issuance of the Company’s 6.875% Senior Notes due 2032 (the “Notes”);

WHEREAS, the Company’s Exchange Offer Memorandum and Consent Solicitation Statement, dated March 23, 2026 (the “Exchange Offer Memorandum”), pursuant to which the Company offered to exchange any and all of the outstanding 6.875% Senior Notes due 2032 issued by New Gold Inc. (the “Existing Notes”) for the Notes, provides that no accrued and unpaid interest is payable upon exchange of Existing Notes in the Exchange Offer and that the first interest payment on the Notes will include the accrued and unpaid interest from the date of the last interest payment made under the indenture governing the Existing Notes (April 1, 2026), so that an exchanging holder receives the same interest payment it would have received had its Existing Notes not been exchanged;

WHEREAS, pursuant to the terms of the Notes, interest on the Notes accrues from April 22, 2026 (the “Issue Date”) and is payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 2026, to the Holders of record at the close of business on the March 15 and September 15 next preceding the applicable Interest Payment Date;

WHEREAS, the Company has determined that the terms of the Notes as issued do not give effect to the provisions of the Exchange Offer Memorandum described above, and the Company desires to amend the Notes to cure such inconsistency and to provide for the payment to Holders of interest on the Notes for the period from and including April 1, 2026 to, but excluding, the Issue Date, which amendment provides additional rights and benefits to the Holders of the Notes and does not adversely affect the legal rights under the Indenture of any Holder;

WHEREAS, Section 9.01(a) of the Indenture provides that under certain circumstances the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Notes, or the Notes Guarantees (i) to cure any ambiguity, defect or inconsistency and (ii) to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any Holder; and

WHEREAS, the Company has delivered to the Trustee the Officer’s Certificate and Opinion of Counsel contemplated by Sections 7.02, 9.05 and 12.02 of the Indenture and a resolution of its Board of Directors contemplated by Section 9.01(b) of the Indenture, and pursuant to Sections 9.01(b) and 9.05 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
1.CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.AMENDMENT. Paragraph 1 of each Note outstanding on the date hereof (including each Global Note) are hereby amended by replacing the reference therein to “April 22, 2026” as the date from which interest on the Notes accrues with a reference to “April 1, 2026”; provided that the first Interest Payment Date shall remain October 1, 2026.
3.RATIFICATION; SUPPLEMENTAL INDENTURE PART OF INDENTURE. Except as expressly amended hereby, the Indenture, the Notes and the Note Guarantees are in all respects ratified and confirmed and shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.
4.EFFECTIVENESS; SUCCESSORS; SEVERABILITY. This Supplemental Indenture shall become effective upon its execution and delivery by the parties hereto. All agreements of the Company in this Supplemental Indenture shall bind its successors, and all agreements of the Trustee in this Supplemental Indenture shall bind its successors. In case any provision in this Supplemental Indenture is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
5.NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, this Supplemental Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
6.NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. SECTION 12.06 (GOVERNING LAW; SUBMISSION TO JURISDICTION) AND SECTION 12.12 (WAIVER OF JURY TRIAL) OF THE INDENTURE SHALL APPLY TO THIS SUPPLEMENTAL INDENTURE, MUTATIS MUTANDIS.
7.COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart of a signature page to this Supplemental Indenture by email or other electronic means shall be effective as delivery of a manually executed counterpart hereof, and this Supplemental Indenture may be executed by Electronic Signatures (as defined in Section 12.10 of the Indenture), which shall be valid and binding to the same extent as manual signatures.
8.EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
9.THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company. In acting hereunder, the Trustee shall be entitled to all of the rights, privileges, protections, immunities and indemnities afforded to it under the Indenture, and the Trustee makes no representation as to, and shall have no responsibility for, the validity or sufficiency of the amendment set forth in Section 2 hereof or the payment of the Pre-Issuance Interest.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

COEUR MINING, INC.

By:	/s/ Paul DePartout
	Name:	Paul DePartout
	Title:	Senior Vice President, Corporate Development and Treasurer

[Signature Page to First Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Glenn G. McKeever
	Name:	Glenn G. McKeever
	Title:	Vice President

[Signature Page to First Supplemental Indenture]